UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES ACT OF 1934

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES ACT OF 1934

For the Fiscal Year Ended May 31, 2011

Commission File Number 000-50128

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of North Carolina Savings and Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BNC BANCORP
1226 Eastchester Drive
High Point, North Carolina 27265
Telephone (336) 869-9200

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
TABLE OF CONTENTS
May 31, 2011 and 2010

Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-13

SUPPLEMENTAL SCHEDULE

Schedule of Assets (Held at End of Year)	14

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Administrator of
Bank of North Carolina Savings and Profit Sharing Plan and Trust
Thomasville, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Bank of North Carolina Savings and Profit Sharing Plan and Trust (the “Plan”) as of May 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 2011 and 2010, and changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of May 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

CHERRY, BEKAERT & HOLLAND, L.L.P.

Raleigh, North Carolina
November 29, 2011

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
May 31, 2011 and 2010

	2011	2010
Assets
Investments:
Common collective trust	$1,296,373	$956,483
Mutual funds	7,315,812	4,840,049
BNC Bancorp stock fund	2,158,649	2,479,714
Total investments	10,770,834	8,276,246

Receivables:
Notes receivable from participants	508,315	288,060
Participant contributions	-	45,105
Employer contributions	-	17,058
Total receivables	508,315	350,223

Total assets	11,279,149	8,626,469

Liabilities
Excess contributions payable	17,862	3,888
Total liabilities	17,862	3,888

Net assets available for benefits at fair value	11,261,287	8,622,581

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(51,922)	(8,880)

NET ASSETS AVAILABLE FOR BENEFITS	$11,209,365	$8,613,701

The accompanying notes are an integral part of the financial statements.

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended May 31, 2011 and 2010

	2011	2010
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$427,781	$1,119,676
Interest and dividends	194,186	120,131
Total investment income	621,967	1,239,807

Interest income on notes receivable from participants	20,954	15,101

Contributions:
Participant contributions	1,399,695	966,219
Employer contributions	543,523	377,270
Rollover contributions	492,435	71,320
Total contributions	2,435,653	1,414,809

Total additions	3,078,574	2,669,717

Deductions from net assets attributed to:
Benefits paid to participants	478,574	658,329
Administrative expenses	4,336	2,746

Total deductions	482,910	661,075

NET INCREASE IN NET ASSETS	2,595,664	2,008,642

Net assets available for benefits - beginning of year	8,613,701	6,605,059

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$11,209,365	$8,613,701

The accompanying notes are an integral part of the financial statements.

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
May 31, 2011 and 2010

Note 1 – Description of the Plan

The following brief description of the Bank of North Carolina Savings and Profit Sharing Plan and Trust (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan was officially adopted and effective on January 1, 1997.  The Plan is a defined contribution pension plan covering all non-bargaining unit employees of the Bank of North Carolina (the “Company”) who have attained the age of 18.  The Plan is administered by Ascensus, Inc.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions – Each year, participants may contribute up to 75% of pre-tax annual compensation subject to Internal Revenue Code Limitations, as defined in the Plan.  Participants may also contribute rollovers from other qualified plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  For the May 31, 2011 and 2010 Plan years, the Company made matching contributions to the Plan equal to 50% of employees’ elective deferrals up to 6% of pre-tax compensation.  Employees who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions.

Participant accounts – Each participant's account is credited with the participant’s contribution, including any rollover amounts from qualified plans, and allocations of the Company’s contribution.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of a participant’s accounts is based on years of continuous service as follows:

Vesting
Years of Service	Percentage
Less than one	0%
1	20%
2	40%
3	60%
4	80%
5	100%

Payment of benefits – Participants may withdraw all or a portion of their vested account if they terminate employment before attaining normal retirement age, become disabled, or attain normal retirement age but continue to work.  Participants may also withdraw from the Plan when they attain age 59 ½ but continue to work or qualify for in-service distributions on account of financial hardship.  Payments from the Plan that are eligible rollover distributions may be either paid in a direct rollover to an individual retirement account of another employer plan or paid directly to the participant.  If the vested portion is between $1,000 and $5,000, and the participant does not elect to receive the distribution in a lump sum or direct rollover, benefits will be paid as a direct rollover to an individual retirement account.  If the vested account balance is more than $5,000, all or a portion of benefits will be paid as a lump sum.

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
May 31, 2011 and 2010

Notes receivable from participants – The minimum amount participants may borrow from the Plan is $1,000.  Participants may borrow from their accounts up to $50,000 or 50% of their vested account balance, whichever is less.  All loans are secured by the participant’s vested balance and bear interest at a rate equal to the prime rate at the time of the loan plus 1%.  The interest rates vary from 4.25% to 9.25% during fiscal year 2011.  Loan repayments must be amortized in level payments, not less frequently than quarterly, over a period not extending five years from the date of the loan, unless such loan is used to acquire a dwelling unit which, within a reasonable time, will be used as the principal residence of the participant.

Forfeited accounts – When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture.  Such forfeitures are used to reduce future employer contributions.  At May 31, 2011 and 2010, forfeited nonvested amounts totaled $32,332 and $24,002, respectively.  During fiscal years 2011 and 2010, $0 of forfeited accounts were used to reduce employer contributions.

Administrative expenses – All reasonable expenses of administration including, but not limited to, those involved in retaining necessary professional assistance are paid by the Company.

Note 2 – Summary of Significant Accounting Policies

Basis of accounting – The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment valuation and income recognition – Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See note 4 for discussion of fair value measurements.  Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
May 31, 2011 and 2010

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Investment securities in general, are subject to various risks, such as interest rate, credit and overall market volatility.  Due to the levels of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Notes receivable from participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of benefits – Benefits are recorded when paid.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Excess contributions payable – The Plan is required to return contributions received during the plan year in excess of the Internal Revenue Code limits.  These returned contributions are reported as a reduction of contributions on the Statements of Changes in Net Assets Available for Benefits.

New accounting pronouncements – In January 2010, the Financial Accounting Standards Board (“FASB”) issued guidance to improve disclosures regarding fair value measurements. This update requires entities to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in the roll forward of changes in Level 3 fair value measurements. The update requires fair value disclosures by class of assets and liabilities rather than by major category or line item in the statements of net assets available for benefits. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 are also required. For all portions of the update except the gross presentation of activity in Level 3 roll forward, this standard is effective for interim and annual reporting periods beginning after December 15, 2009. For the gross presentation of activity in the Level 3 roll forward, this guidance is effective for fiscal years beginning after December 15, 2010.  As this guidance is only disclosure related, it did not result in any changes to the carrying value of the investments on the statements of net assets available for benefits as of May 31, 2011 and 2010.

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
May 31, 2011 and 2010

On September 16, 2010, the FASB issued guidance on reporting loans to participants by defined contribution pension plans whereby participant loans are to be reclassified from plan investments to notes receivable for GAAP purposes and measured at unpaid principal balance plus accrued but unpaid interest.  This guidance is effective for Plan years ending after December 15, 2010.  The Plan adopted this change in accounting method as of May 31, 2011, and the comparative Statement of Net Assets Available for Benefits as of May 31, 2010, has been adjusted to apply the new method retrospectively.  The Plan's Net Assets Available for Benefits was not impacted by the change in accounting principle.

Note 3 – Investments

The OFI Stable Value Trust is a common collective trust fund which 98% consists of the Union Bond and Trust Company Stable Value Fund.  This fund consists of investments in contracts at fair value of the underlying investments, which are then adjusted by the issuer to contract value.  The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage backed securities, bond funds, and other fixed income securities.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.  The net realizable value of the common collective trust’s assets is dependent upon the financial stability of the issuing entity and its ability to fulfill the terms of the contracts.  At May 31, 2011 and 2010, there were no reserves established against contract values for credit risk.  The latest available reports for the Union Bond and Trust Company Stable Value Fund were for the year ended December 31, 2010.  The average yield and crediting interest rates of this fund were approximately 1.59% and 1.48% in 2011 and 2010, respectively.

The following presents investments that represent 5% or more of the Plan’s net assets at May 31:

	2011	2010
OFI Stable Value Trust 113,617.284 shares, and 85,172.69 shares, respectively	$1,296,373	$956,483
BNC Bancorp Stock Fund, 250,597.731 units and 226,054.936 units, respectively	2,158,649	2,479,714
Oppenheimer Main Street Small Cap Fund A, 29,447.602 shares and 26,444.72 shares, respectively	656,682	461,726
Oppenheimer International Diversified A Fund, 57,616.338 shares and 54,777.925 shares, respectively	735,761	543,945
Oppenheimer Value Fund A, 24,596.803 shares and 25,035.902 shares, respectively	584,666	470,675
PIMCO Total Return Fund A, 58,907.848 shares and 39,325.641 shares, respectively	651,521	436,515
Oppenheimer Quest Opportunity Value A Fund, 47,369.135 shares and 37,926.383 shares, respectively	1,316,388	943,229

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
May 31, 2011 and 2010

During the years ended May 31, 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by as follows:

	2011	2010
Common collective trust	$(25,106)	$(92,457)
Mutual funds	1,005,784	556,764
BNC Bancorp Stock Fund	(552,897)	655,369
	$427,781	$1,119,676

Note 4 - Fair Value of Financial Investments

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets in active markets, and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement, and requires significant management judgment, or estimation using pricing models, discounted cash flow methodologies or similar techniques.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used are designed to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at May 31, 2011 and 2010.

Mutual funds

These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
May 31, 2011 and 2010

Common stock fund

These investments are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Common collective trust

These investments are public investment vehicles valued using the NAV provided by the administrator of the trust. The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

	Investments at fair value as of May 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Mutual funds:
Growth and income funds	$4,420,499	$-	$-	$4,420,499
Bond funds	1,626,997	-	-	1,626,997
International funds	1,031,188	-	-	1,031,188
Fixed income funds	237,128	-	-	237,128
BNC Bancorp stock fund	-	2,158,649	-	2,158,649
Common collective trust	-	1,296,373	-	1,296,373
Total Assets	$7,315,812	$3,455,022	$-	$10,770,834

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
May 31, 2011 and 2010

Below are the Plan’s financial instruments carried at fair value on a recurring basis by the ASC 820 fair value hierarchy levels as described above.

	Investments at fair value as of May 31, 2010
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Mutual funds:
Growth and income funds	$2,811,914	$-	$-	$2,811,914
Bond funds	1,201,125	-	-	1,201,125
International funds	611,827	-	-	611,827
Fixed income funds	215,183	-	-	215,183
BNC Bancorp stock fund	-	2,479,714	-	2,479,714
Common collective trust	-	956,483	-	956,483
Total Assets	$4,840,049	$3,436,197	$-	$8,276,246

Note 5 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their account balances.

Note 6 – Tax Status

On December 31, 2006, the Plan adopted a standardized prototype plan sponsored by Oppenheimer Funds Distributor, Inc. (“Oppenheimer”). The Internal Revenue Service (“IRS”) has determined and informed Oppenheimer by letter dated March 31, 2008, that the prototype document satisfies the applicable sections of the Internal Revenue Code (“IRC”).  The Plan itself has not received a determination letter from the IRS.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and has no income subject to business income tax, and therefore, the Plan continues to be tax-exempt.

GAAP requires Plan Management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  Plan Management has analyzed the tax positions taken by the Plan, and has concluded that as of May 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to audit by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  Plan Management believes it is no longer subject to income tax examinations for years prior to 2008.

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
May 31, 2011 and 2010

Note 7 – Party in Interest Transactions

Administrative expenses are paid to Ascensus, Inc., the administrator, by the Company.  Approximately twenty percent of the Plan’s investments are held in BNC Bancorp stock, the Bank of North Carolina’s Parent Company.  Oppenheimer, who is the custodian of the Plan through Ascensus Retirement Services, offers several investment options to participants.  Participant loans are available to participants who meet certain Plan requirements.  These investments and participant loans are party-in-interest transactions.

Note 8 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

	2011	2010
Net assets available for benefits per financial statements	$11,209,365	$8,613,701
Excess contributions payable	17,862	3,888
Adjustment from fair value to contract value for fully benefit responsive investment contracts	51,922	8,880
Net assets available for benefits per Form 5500	$11,279,149	$8,626,469

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

	2011	2010
Net increase in net assets available for benefits per the financial statements	$2,595,664	$2,008,642
Increase (decrease) in excess contributions payable	13,974	(460)
Adjustment from fair value to contract value for fully benefit responsive investment contracts	43,042	106,516
Net increase in net assets available for benefits per Form 5500	$2,652,680	$2,114,698

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
May 31, 2011
Form 5500 - Schedule H (Part IV, Line 4i)
I.D. Number: 56-1663154
Plan Number: 001

		(c)
	(b)	Description of Investment	(e)
	Identity of Issuer, Borrower,	Including Maturity Date, Rate of Interest,	Current
(a)	Lessor or Similar Party	Collateral, Par, or Maturity Value	Value

	Common collective trust
*	OFI Stable Value Trust	113,617.284 shares	$1,296,373

	Mutual funds
	Franklin Income Fund Class R	105,390.166 shares	237,128
	Pimco Real Return Fund	19,993.756 shares	233,526
*	Oppenheimer International Diversified A Fund	57,616.338 shares	735,761
*	Oppenheimer Main Street Small Cap Fund A	29,447.602 shares	656,682
*	Oppenheimer Real Estate Fund Class A	16,594.711 shares	357,118
*	Oppenheimer Commodity Strategy Total Return Fund	55,125.129 shares	217,193
*	Oppenheimer Strategic Income Fund A	118,992.580 shares	524,757
*	Oppenheimer Value Fund A	24,596.803 shares	584,666
*	Oppenheimer Sm & Mid Cap Value Fund A	14,495.158 shares	509,070
	Franklin Mutual Global Discovery Fund	9,570.041 shares	295,427
	PIMCO Total Return Fund	58,907.848 shares	651,521
*	Oppenheimer Quest Opportunity Value A Fund	47,369.135 shares	1,316,388
	Franklin Growth Fund Cl R	6,261.563 shares	297,362
	Invesco Mid Cap Core Equity Fund A	9,344.987 shares	234,279
*	Oppenheimer Rising Dividends Fund	27,740.671 shares	464,934
	Total mutual funds		7,315,812

	Employer securities
*	BNC Bancorp Stock Fund	250,597.731 shares	2,158,649

*	Participant loans	4.25% - 9.25%	508,315

	Total		$11,279,149

An asterisk (*) in column (a) denotes a party-in-interest to the plan.
Column (d), cost of investments, is not applicable as these are participant directed accounts.

Exhibit List.

Exhibit 23.1	Consent of Cherry, Bekaert & Holland, L.L.P.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Bank of North Carolina Savings and Profit Sharing Plan and Trust

Date: November 29, 2011	By:	/s/ W. Swope Montgomery, Jr.
W. Swope Montgomery, Jr.
Plan Administrator